Mail Stop 3561

February 15, 2008

Mr. John P. Mackey
Chairman and Chief Executive Officer
Whole Foods Market, Inc.
550 Bowie Street
Austin, Texas 78703

> **Re: Whole Foods Market, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2007**
> **Filed November 29, 2007**
> **File No. 0-19797**

Dear Mr. Mackey:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and we do not intend to expand our review at this time to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2007

General

1.   Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 1. Business, page 3

General

2.   We note your disclosure on pages 4 and 9 that products you offer include produce, seafood, grocery, meat and poultry, beverages, bakery, prepared foods and catering, specialties, floral, pet products, dietary and nutritional supplements, personal care products, household goods, organic cotton clothing, and related educational products. Please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services. See Item 101(c)(1)(i) of Regulation S-K. Also, note that you should disclose sales for each different group of products in the audited notes to your financial statements as per paragraph 37 of SFAS 131.

Regional Presidents, page 22

3.   We note that you manage your stores by region. Tell us whether you produce financial reports that include sales and profits by region. Tell us how you evaluate the performance of your regional presidents and what criteria are utilized for their bonuses. Provide us with a copy of your internal financial reports that include results of operations for each region.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 36

Sales

4.   You disclose that sales increased 15.3% in fiscal 2007, after adjusting to reflect a fifty-two week period, primarily due to new stores opened and acquired and comparable store increases. However, you do not quantify the contribution of each business reason identified so that investors can better understand the impact each had on the overall increase in sales from period to period. Accordingly, please disclose in dollars the amount of sales of your new stores opened in fiscal 2007 and the incremental effect of having stores opened in fiscal 2006 being open

all of fiscal 2007. Please also disclose the amount of sales contributed by stores acquired in the transaction to purchase the operations of Wild Oats. Similarly, please also ensure that you quantify the material business reasons for changes in expense line items as well. Refer to Item 303(a)(3) of Regulation S-K.

5.   We note that you disclose the change in store sales data for "comparable stores" and "identical stores." Your current disclosure includes an explanation of which stores are included in arriving at your comparable store sales information for each period, but we are unable to locate where you have disclosed which stores are included in your calculation of the change for "identical stores." Please tell us where you have disclosed this information or revise your disclosure to include which stores are included in arriving at the change in your identical store sales information for each period presented.

Liquidity and Capital Resources, page 40

6.   We note your disclosure of the $700 million in new borrowings to finance the acquisition of Wild Oats Markets, but we have been unable to locate where you discuss the impact the acquired operations will have on cash flows in future periods. Please revise your disclosure accordingly.

7.   Please revise your contractual obligations table to include a separate line item for all of the scheduled or estimated interest payments on your outstanding senior unsecured notes as well as any other estimated future obligations that may require cash funding related to your pension, incentive, savings or other types of post-employment and benefit plans. Since the table is aimed at increasing the transparency of cash flow requirements, compliance with the regulations require these types of payments to be included as they will impact your cash flows and overall liquidity and financial condition. Please also provide a total for each column presented. Refer to Item 303(a)(5) of Regulation S-K.

8.   Please disclose in a separately captioned section any off-balance sheet arrangement that have or are reasonably likely to have a current or future effect on your financial condition. Your discussion should include all of the information that is required by Item 303(a)(4) of Regulation S-K. If there are none, please state this in your discussion.

Critical Accounting Policies, page 44

9.   Your disclosure of the estimates made with respect to critical accounting policies appear to mirror your disclosure of significant accounting policies in Note 2 instead of providing investors with additional discussion of the assumptions used and variability of your estimates on reported financial information. Your discussion of the estimates should complement and provide greater insight rather

than duplicate the accounting policy disclosure in Note 2. Please revise your disclosure relating to insurance and self-insurance liabilities, reserves for closed properties and inventory valuation to include quantification of the effect that each significant estimate and assumption has on your financial condition and operating results for the periods presented. Please be sure that your revised disclosure specifically discusses the factors you use to arrive at the estimate in each area, why your estimates are difficult to measure and how accurate each estimate and assumption has been in the past. Your discussion should indicate how sensitive each estimate and assumption is to change, and based on other outcomes that are reasonably likely to occur, what the impact of these potential changes could have on your results of operations. Please refer to Section V of Release No. 33-8350 for further guidance.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page 58

Note 2 – Summary of Significant Accounting Policies, page 58

General

10.	Please disclose the types of amounts that you include the direct store expense, and general and administrative expense line items for all periods presented.

Inventories, page 59

11.	You disclose that actual purchase costs are recorded net of vendor allowances. Please expand your accounting policy disclosure to identify the types of allowances you receive and if they are based on selling a specified cumulative level of purchases, the amount of shelf space allocated to certain products, or other factors and conditions you must comply with before such allowances are earned. Please also clarify in your disclosure the timing of when you earn and record the allowances and/or credits received from vendors. Explain if you make significant estimates with respect to vendor allowances and your basis for such estimates.

Goodwill, page 60
Intangible Assets, page 60

12.	Please disclose the date you perform your annual test for impairment of goodwill and indefinite-lived intangible assets each year. Refer to paragraph 26 of SFAS 142.

Note 3 – Business Combinations, page 66

13.   We note that you recognized significant liabilities related to exit costs in conjunction with your acquisition of Wild Oats Markets. In your next quarterly filing please provide a more robust description of the type (e.g. lease termination) and amounts of exit costs. You should also disclose the major actions that comprise your exit activities, the activities that will not be continued and the estimated date of completion. Your disclosures should be more specific in identifying the activities and locations that you plan to close. Also, we expect that you will provide a tabular presentation of beginning and ending liability balances disclosing additions, utilization, and adjustment of the accrual. See EITF 95-3 as well as SAB Top 5:P.

Item 9A – Controls and Procedures, page 85

14.   We note that the disclosure relating to the conclusion reached by your Chief Executive Officer and Chief Financial Officer regarding the effectiveness of the Company's disclosure controls and procedures contains a partial definition of disclosure controls and procedures since it states that disclosure controls ……. are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act. If you choose to include the definition of disclosure controls and procedures, you must include the entire definition in accordance with Exchange Act Rule 13a-15(e). Accordingly, please confirm to us that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e) for guidance.

General

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the

Mr. John P. Mackey
Whole Foods Market, Inc.
February 15, 2008
Page 6

filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        Please send us your response to our comments within ten business days from the
date of this letter. You should provide a cover letter keying your response to our
comments, and provide the requested supplementary information, if any. Where our
comment requests you to revise future filings, we would expect that information to be
included in your next filing. If you believe complying with a comment is not appropriate,
please tell us why in your letter. Your supplemental response should be submitted in
electronic form on EDGAR as a correspondence file. Refer to Rule 101 (a) of Regulation
S-T.

        You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or, in his
absence, the undersigned, at (202) 551-3841, if you have questions regarding our
comments on the financial statements and related matters.

                                        Sincerely,

                                        Michael Moran
                                        Accounting Branch Chief